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                                February 1, 2021

       Bom Suk Kim
       Chief Executive Officer
       Coupang, Inc.
       Tower 730, 570, Songpa-daero, Songpa-gu
       Seoul, Republic of Korea 05510

                                                        Re: Coupang, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
15, 2021
                                                            CIK No. 0001834584

       Dear Mr. Kim:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 15, 2021

       The dual class structure of our common stock, page 55

   1. We note your revisions in response to our prior comment 4. Please further revise to disclose the dilutive
effect on the Class A holders that will occur as the result of future conversion of Class B
common stock.
       Factors Affecting Our Performance, page 82

   2. We note your response to our prior comment 5. Please tell us why you believe that information about
long-term drivers of revenue is not meaningful to investors. In addition, without
knowing the percentage of active customers who are Rocket WOW members, it is
difficult to assess the significance of some of your statements about Rocket
 Bom Suk Kim
Coupang, Inc.
February 1, 2021
Page 2
      WOW, such as your statement that the frequency of purchases by Rocket WOW members is over 3.5 times that of active non-members. Please revise to disclose the percentage of active customers that are Rocket WOW members, or, in the alternative, please further explain why you believe this information is not meaningful to investors. Business
Digital Payments and Advertising, page 101

3. We note your response to our prior comments 10 and 11 that Coupang Pay assists your business by reducing friction in the payment and settlement process, that it acts as a payment gateway for processing and settling electronic payments, and that Coupang Pay does not charge customers any additional fees for payment processing. Given the foregoing, please tell us why it is appropriate to reference the mobile payments market as an addressable market.
Compensation Discussion and Analysis, page 125

4. Please disclose in your Long-Term Incentive Compensation discussion how you determine the relative mix of equity awards for each NEO and across NEOs. Please also disclose how each compensation element and your decisions regarding that element fit into your overall compensation objectives. Refer to Item 402(b) of Regulation S-K.
5. We note that the compensation committee retained Compensia, a compensation consulting firm, as its compensation consultant. Please revise to provide the disclosure required by
      Item 407(e)(iii)(A) of Regulation S-K, or otherwise tell us why you believe this disclosure is not required.
       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameBom Suk Kim
                                                           Division of
Corporation Finance
Comapany NameCoupang, Inc.
                                                           Office of Trade &
Services
February 1, 2021 Page 2
cc:       Calise Cheng, Esq.
FirstName LastName